Exhibit 99.1

Points International Reports Record
Fourth Quarter and 2008 Financial Results

Fourth Quarter and Fiscal Year 2008 Highlights:

  Highest Quarterly Revenue in Company History of $21.7 Million1, Up Approximately 50% Year-Over-Year
  Record Full Year 2008 Revenue of $75.6 Million, Up Approximately 150% Year- Over-Year and Above 2008 Guidance Range
  2008 EBITDA2 of $555,717; Second Consecutive Year of Positive EBITDA While Aggressively Investing to Drive Growth
  Points Exits 2008 with Strong Balance Sheet, No Debt

2009 Business Outlook

  New Partnerships Signed in Late 2008 Will Contribute to Growth; Company Reaffirms Strong New Business Pipeline
  Aggressive Long Term Growth Focused Investment Strategy Will Continue
  2009 Revenue Expected to Grow to Range of $85 Million to $95 Million With Third Straight Year of Positive EBITDA

TORONTO, March 11, 2009 – Points International Ltd. (“Points”) - (OTCBB: PTSEF, TSX: PTS) - the world’s leading loyalty reward solutions provider and owner of the Points.com portal - today announced results for the fourth quarter and full year ended December 31, 2008.

”Points delivered a record 2008 more than doubling our revenues over the prior year, expanding EBITDA and posting robust transaction growth,” said CEO Rob MacLean. “Our ability to accelerate growth and improve the bottom-line despite weakness in travel and the global economy demonstrates the strength of our business model and the value of our programs to both our loyalty partners and consumers. Throughout the year we launched a number of new products and signed key partnerships in new verticals including hospitality, while expanding our footprint in important geographic markets such as Europe, Latin America and the Middle East. We successfully launched and added new partners to our revolutionary Global Points Exchange (GPX) platform and paved the way for growth on the consumer side of our business. Our record results this year show that we are effectively leveraging relationships with our current partners while continuing to add new partners that will contribute to growth in 2009 and beyond.”

________________________
1 All amounts herein are expressed in US Dollars.
2 EBITDA [Earnings (loss) before interest, amortization and foreign exchange] is considered by management to be a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP).

Fourth Quarter 2008 Financial Results

Total revenue was a record $21.7 million for the fourth quarter of 2008. Points grew revenue 49% over the $14.5 million reported in the fourth quarter of 2007, and over the $20.4 million reported in the third quarter of 2008. Principal revenue, a key financial indicator for the Company, rose sharply both year over year and sequentially. For the fourth quarter of 2008, principal revenue totaled $19.7 million, an increase of 71% over $11.5 million in the same period last year, and up from $18.3 million in the third quarter of 2008. Commission revenue was $1.8 million, down from $2.7 million reported in the same period of last year and $1.9 million in the third quarter of 2008. Interest revenue was $216,000, a decrease from $261,000 reported in the same period last year and up slightly from $208,000 in the third quarter of 2008.

Fourth quarter results include non-cash, non-recurring charges of $1.3 million related to the impairment of long-lived assets. These charges include terminating certain patent applications not supported by the Company’s long-term strategy, a write-down of the remaining carrying value of an intangible asset associated with a 2004 acquisition and an accelerated write-down of certain technology assets.

Points reported a net loss for the fourth quarter of 2008 of $3.0 million, or ($0.02) per share, which included the $1.3 million impairment charge of long-lived assets and approximately $1.4 million of foreign exchange related charges. Without these charges, the Company would have had a net loss of approximately $330,000. This compares to a net loss of $953,891, or ($0.01) per share in the same period in the previous year, and a net loss of $1.4 million or ($0.01) per share, in the third quarter of 2008.

During the fourth quarter of 2008, Points reported positive EBITDA of $40,815 compared to positive EBITDA of $208,494 in the same period of 2007 and negative EBITDA of $542,662 in the third quarter of 2008.

Fourth Quarter 2008 Business Metrics

Total All Channels:

  Total points/miles transacted during the fourth quarter was 3.1 billion, bringing the total cumulative points/miles transacted to 45.8 billion, a 37% increase over 2007
  The total number of transactions decreased less than 1% versus last year to approximately 329,000

Private Branded Channels:

  Total points/miles transacted on products distributed through Points’ partner channels rose 3% over the prior year to 2.6 billion bringing the cumulative total to 41.2 billion

Points.com Channel:

  Cumulative points/miles transacted during the fourth quarter of 2008 reached approximately 4.7 billion on Points.com, a 35% increase versus 2007
  Cumulative registered users on Points.com increased 16% year-over-year to 2.1 million

			Q4/08		Q4/08
			vs.		vs.
	Q4/08	Q3/08	Q3/08	Q4/07	Q4/07
TOTAL ALL CHANNELS*
Points/Miles Transacted	3,057,918,099	3,051,397,755	0%	3,046,091,340	0%
# of Points/Miles Transactions	328,706	335,742	-2%	331,123	-1%
Cumulative Points/Miles Transacted	45,808,467,016	42,750,548,917	7%	33,488,910,619	37%
PRIVATE BRANDED CHANNELS
Points/Miles Transacted	2,644,516,706	2,752,100,503	-4%	2,578,982,045	3%
# of Points/Miles Transactions	300,526	310,608	-3%	303,942	-1%
Cumulative Points/Miles Transacted	41,147,659,819	38,503,143,113	7%	30,031,328,347	37%
POINTS.COM CHANNELS
Points/Miles Transacted	413,401,393	299,297,252	38%	467,109,295	-11%
# of Points/Miles Transactions	28,180	25,134	12%	27,181	4%
Cumulative Points/Miles Transacted	4,660,807,197	4,247,405,804	10%	3,457,582,273	35%
Cumulative Registered Users	2,131,878	2,066,919	3%	1,840,591	16%

Note:
* Points/Miles transacted were restated for Q4 2007 and Q3 2008 to normalize activity from a loyalty program whose loyalty program currency is valued differently than other programs. This resulted in a decrease in overall metrics for those periods.

Full Year 2008 Results

For the twelve months ended December 31, 2008, Points generated total revenue of $75.6 million, up a sharp 149% versus the twelve months ended December 31, 2007. Principal revenue totaled $65.5 million, a substantial increase of 233% compared to the twelve months ended December 31, 2007, demonstrating strong execution in converting current partners and signing new partners to the principal model. Commission revenue totaled $9.2 million, slightly down compared to the twelve months ended December 31, 2007. Interest revenue totaled $920,000, an increase of 34% compared to the twelve months ended December 31, 2007.

Net loss for the twelve months ended December 31, 2008 was $3.6 million, or ($0.03) per share, which included a fourth quarter $1.3 million impairment charge of long-lived assets. Excluding the impairment charge in the fourth quarter of 2008, net loss for the full year would be $2.3 million or ($0.02) per share, a substantial improvement compared to a net loss of $4.1 million, or ($0.04) per share in 2007.

Points reported positive EBITDA of $555,717 for the twelve months ended December 31, 2008 compared to positive EBITDA of $367,720 for the twelve months ended December 31, 2007.

As of December 31, 2008, Points’ total cash, comprised of cash and cash equivalents together with security deposits and amounts with payment processors, totaled $31.0 million, down from $37.6 million at the end of the third quarter of 2008. This decrease is due to a reduced conversion value for non-US denominated balances arising from changes in foreign currency rates and fluctuating cash flows through certain ecommerce products. The Company carries no debt and Points believes that its strong balance sheet and proven ability to generate positive free cash flow on an ongoing basis establishes a very strong operating position going forward.

2009 Business Outlook

Points believes that its record fourth quarter results provide strong momentum heading in to 2009, reinforcing the strength of its business model and the successful impact of the strategic shift to principal-based partnerships. Management is very encouraged by the high levels of promotional plans and activity from its partners and is confident that it can continue to drive growth by increasing the numbers of consumers and loyalty program members utilizing Points’ services.

“New relationships that we announced late in 2008 have either been deployed or are in process. Our corporate platform to wholesale miles is now well established with British Airways and new products with Northwest Airlines and Hawaiian Airlines have been launched in to the market. Additionally, we added to the Points.com consumer side of our business with the launches of Trident Hotels and FuelLinks. The Global Points Exchange (GPX) continues to draw significant interest from new partners. Intercontinental Hotels, Midwest Airlines and TACA Airlines are all now available on GPX, with new partners AirTran and Mexicana Airlines scheduled to debut on the exchange in the coming months. Moreover, Points is excited to announce that it has signed a letter of intent with Continental Airlines to participate in GPX. The parties are working together on 2009 launch plans and more information will follow as appropriate,” added MacLean.

“Our proven track record of consistently adding new products into the market and initiating new partnerships with leading loyalty programs around the world, coupled with our strong pipeline of opportunities provides us a high degree of certainty that we will grow our network and volume during 2009. We anticipate that our continued growth will be fueled in part by new relationships in the travel industry both in North America and internationally as well as continued penetration into non-travel verticals,” concluded MacLean.

“In the face of an unprecedented downturn in all of our major partners’ markets, Points continues to thrive and deliver record growth driven by our aggressive investment plan. Based on the continuation of this successful 2008 strategy, the Company expects to post solid 2009 growth resulting in revenues of between $85 million and $95 million,” stated Stephen K. Bannon, the Company’s Chairman.

“Furthermore, while we are acutely aware of the need to prudently manage our cash during this market turmoil, the Board and Management are unanimous in our commitment to continue our focus on rapid and profitable growth. Despite the current environment, we now have the unique opportunity of building on our past success. In 2009, between $5.0 million and $7.0 million of our planned operating costs will be a direct investment in activities we believe will produce material long term and accelerated growth and this will be accomplished while producing a third straight year of positive EBITDA performance. One result of this investment will be an expansion of the features, content and depth of our consumer-based offerings, designed to hasten the growth of this side of our business and improve margins over time,” concluded Mr. Bannon.

Investor Conference Call

Points’ quarterly conference call with Stephen K. Bannon, Chairman, Rob MacLean, CEO, Christopher Barnard, President and Anthony Lam, CFO, will be held today at 5:00 p.m. Eastern Time. To participate in the conference call, investors from the U.S. and Canada should dial (800) 218-9073 five minutes prior to the scheduled start time. International callers should dial (303) 228-2960. Points will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the company’s Web site at www.pointsinternational.com

About Points International Ltd

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site which was recently named one of the 30 Best Travel Sites by Kiplinger’s. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit http://www.points.com.

Consumer Website: www.points.com
Corporate Website: www.pointsinternational.com

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of Canadian securities legislation (collectively “forward-looking statements"). All statements, other than statements of historical fact are forward-looking statements. These forward-looking statements include statements relating to our guidance for 2009 with respect to revenue and EBITDA, statements relating to our objectives, strategic plans and business development goals, including our planned investment in the business for 2009, and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions. Such forward-looking statements can generally be identified by words such as "will," "may," "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, the revenue and EBITDA guidance, and planned investment in the business for 2009, assume that Points’ in-market products and services will continue to perform along historical growth curves and that transaction rates for newly launched products and services will grow in a manner consistent with the Company’s experience with its products in the market. In addition, known and unknown factors could cause actual results to differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially are referred to in the body of this news release and also include the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" in Management's Discussion and Analysis filed with applicable securities regulators and the factors detailed in Points' other filings with applicable securities regulators, including the factors detailed in Points' Annual Information Form, annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

For more information contact:

Anthony Lam, Chief Financial Officer, Points International Ltd., (416) 596-6382
 anthony.lam@points.com

Alex Wellins or Brinlea Johnson, The Blueshirt Group, (415) 217-7722
alex@blueshirtgroup.com, or brinlea@blueshirtgroup.com

POINTS INTERNATIONAL LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

		Restated
	December 31,	December 31,
AS AT	2008	2007
ASSETS

CURRENT
Cash and cash equivalents	$22,854,494	$21,535,978
Funds receivable from payment processors	5,065,722	5,126,499
Short-term investments	791,880	7,405,499
Security deposits	2,249,582	1,561,175
Accounts receivable	2,447,525	3,353,656
Future income tax assets	600,815	600,815
Current portion of deferred costs	246,772	279,355
Prepaid and sundry assets	1,548,329	1,767,349
	35,805,119	41,630,326

PROPERTY AND EQUIPMENT	1,326,580	2,017,783
INTANGIBLE ASSETS	479,784	1,409,450
GOODWILL	4,204,755	4,204,755
DEFERRED COSTS	146,391	483,679
OTHER ASSETS	751,843	-
	6,909,353	8,115,667
	$42,714,472	$49,745,993
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$3,217,409	$3,487,927
Current portion of deferred revenue	1,087,059	1,629,525
Payable to loyalty program partners	25,966,589	30,749,149
Current portion of loan payable	-	5,927
	30,271,057	35,872,528

DEFERRED REVENUE	259,220	387,013
CONVERTIBLE PREFERRED SHARES	-	20,679,073
	30,530,277	56,938,614

SHAREHOLDERS’ EQUITY (DEFICIENCY)
ACCUMULATED OTHER COMPREHENSIVE LOSS	$(2,566,230)	$(2,566,230)
ACCUMULATED DEFICIT	(49,527,082)	(45,972,044)
	(52,093,312)	(48,538,274)

CAPITAL STOCK	56,662,421	34,887,258
WARRANTS	-	25,092
CONTRIBUTED SURPLUS	7,615,086	6,433,303
	12,184,195	(7,192,621)
	$42,714,472	$49,745,993

POINTS INTERNATIONAL LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in United States dollars)

		Restated
FOR THE YEARS ENDED DECEMBER 31	2008	2007
REVENUE
Principal	$65,482,788	$19,643,412
Commission	9,193,976	10,031,862
Interest	920,328	689,354
	75,597,092	30,364,628
GENERAL AND ADMINISTRATION EXPENSES
Direct cost of principal revenue	55,786,075	14,390,201
Employment costs	11,175,498	8,756,374
Processing fees and related charges	2,931,214	1,505,890
Marketing and communications	1,259,359	1,543,681
Technology services	882,267	850,298
Amortization of property and equipment	1,084,862	1,699,382
Amortization of intangible assets	116,880	706,392
Amortization of deferred costs	330,731	441,699
Foreign exchange loss	756,046	518,441
Operating expenses	3,006,962	2,950,464
	77,329,894	33,362,822
OPERATING LOSS – before undernoted	(1,732,802)	(2,998,194)
OTHER EXPENSES
Interest on preferred shares	516,577	1,091,862
Interest and other charges	49,212	46,400
Impairment of long-lived assets	1,256,447	-
	1,822,236	1,138,262
NET LOSS	$(3,555,038)	$(4,136,456)

LOSS PER SHARE
Basic	($0.03)	($0.04)
Diluted	($0.03)	($0.04)

DEFICIT – Beginning of year	$(45,972,044)	$(41,835,588)
NET LOSS	(3,555,038)	(4,136,456)
DEFICIT – End of year	$(49,527,082)	$(45,972,044)

POINTS INTERNATIONAL LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
AND ACCUMULATED OTHER COMPREHENSIVE LOSS
(Expressed in United States dollars)

		Restated
FOR THE YEARS ENDED DECEMBER 31	2008	2007
COMPREHENSIVE LOSS
Net loss for the year	$(3,555,038)	$(4,136,456)
Foreign currency translation adjustment	-	(981,714)
Comprehensive loss	$(3,555,038)	$(5,118,170)

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance - Beginning of year	$(2,566,230)	$(1,584,516)
Foreign currency translation adjustment	-	(981,714)
Balance – End of year	$(2,566,230)	$(2,566,230)

POINTS INTERNATIONAL LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

		Restated
FOR THE YEARS ENDED DECEMBER 31	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,555,038)	$(4,136,456)
Items not affecting cash
Amortization of property and equipment	1,084,862	1,699,382
Amortization of deferred costs	330,731	441,699
Amortization of intangible assets	116,880	706,392
Foreign exchange loss on non-cash items	988,640	4,900,924
Employee stock option expense	647,942	544,870
Interest on Series Two and Four preferred Shares	516,577	1,091,862
Impairment of long-lived assets	1,256,447	-
Changes in non-cash balances related to operations	(5,938,519)	6,128,967

CASH FLOWS (USED IN) PROVIDED BY OPERATING ACTIVITIES	(4,551,478)	11,377,640

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(651,375)	(865,494)
Additions to intangible assets	(185,945)	(160,885)
Purchase of short-term investments	(4,975,494)	(7,405,499)
Sale of short-term investments	11,589,113	-
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES	5,776,299	(8,431,878)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan repayments	(5,927)	(27,341)
Share issuance on capital transaction	1,687,781	-
Issuance of capital stock on exercise of stock options and warrants	269,673	1,372,473
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	1,951,527	1,345,132

EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN FOREIGN CURRENCY	(1,857,832)	305,363

INCREASE IN CASH AND CASH EQUIVALENTS	1,318,516	4,596,257
CASH AND CASH EQUIVALENTS – Beginning of the year	21,535,978	16,939,721
CASH AND CASH EQUIVALENTS – End of the year	$22,854,494	$21,535,978

Supplemental Information
Interest Received	$946,634	$647,735
Interest Paid	$1,591	$4,075